FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September, 2008

29 September, 2008

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit No. 1.       Press release of British Sky  Broadcasting  Group plc announcing Response to Competition Appeal Tribunal released on 29 September, 2008

29 September 2008

BSkyB response to Competition Appeal Tribunal

British Sky Broadcasting plc (“BSkyB”) notes today’s judgement by the Competition Appeal Tribunal in respect of its investment in ITV plc. We will review the judgement carefully and decide on next steps in due course.

End

Enquiries:

Analysts/Investors:

Robert Kingston Tel: 020 7705 3726

Francesca Pierce Tel: 020 7705 3337

E-mail: investor-relations@bskyb.com

Press:

Robert Fraser Tel: 020 7705 3036

Bella Vuillermoz Tel: 020 7800 2651

E-mail: corporate.communications@bskyb.com

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date:  29 September, 2008

                                                                                                    By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary